                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                           RURAL CELLULAR CORPORATION
                           --------------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                              --------------------
                         (Title of Class of Securities)

                                    781904107
                                    ---------
                                 (CUSIP Number)

PAUL J. FINNEGAN                MARTHA L. GARIEPY                    JOHN HUNT
MADISON DEARBORN PARTNERS, LLC  TORONTO DOMINION INVESTMENTS, INC.   BOSTON VENTURES COMPANY V, LLC
THREE FIRST NATIONAL PLAZA      909 FANNIN, SUITE 1700               ONE FEDERAL STREET
CHICAGO, IL 60670               HOUSTON, TX 77010                    BOSTON, MA 02110
(312) 895-1000                  (713) 653-8225                       (617) 350-1599

--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  APRIL 3, 2000
                                  -------------

                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]
(A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                               Page 1 of 22 Pages

CUSIP No. 781904107                   13D                     Page 2 of 22 Pages


    1      NAME OF REPORTING PERSON
           MADISON DEARBORN CAPITAL PARTNERS III, L.P.

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)   [ ]
                                                            (b)   [X]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           OO, WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE

               NUMBER OF                    7      SOLE VOTING POWER
                SHARES                             0
             BENEFICIALLY                   8      SHARED VOTING POWER
               OWNED BY                            1,012,426 (See Item 5)
                 EACH                       9      SOLE DISPOSITIVE POWER
               REPORTING                           0
                PERSON                     10      SHARED DISPOSITIVE POWER
                 WITH                              1,012,426 (See Item 5)

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,012,426 (See Item 5)

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8.5%

    14     TYPE OF REPORTING PERSON*
           PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 781904107                  13D                      Page 3 of 22 Pages


    1      NAME OF REPORTING PERSON

           MADISON DEARBORN SPECIAL EQUITY III, L.P.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a) [ ]
                                                                (b) [X]
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           OO, WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                  [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE

               NUMBER OF       7      SOLE VOTING POWER
                SHARES                0
             BENEFICIALLY      8      SHARED VOTING POWER
               OWNED BY               22,480 (See Item 5)
                 EACH          9      SOLE DISPOSITIVE POWER
               REPORTING              0
                PERSON        10      SHARED DISPOSITIVE POWER
                 WITH                 22,480 (See Item 5)

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON 22,480 (See Item 5)

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                 [ ]

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.21%

    14     TYPE OF REPORTING PERSON*
           PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 781904107                13D                        Page 4 of 22 Pages


    1      NAME OF REPORTING PERSON

           SPECIAL ADVISORS FUND I, LLC
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [X]
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           OO, WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                  [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE

               NUMBER OF      7      SOLE VOTING POWER
                SHARES               0
             BENEFICIALLY     8      SHARED VOTING POWER
               OWNED BY              2,830 (See Item 5)
                 EACH         9      SOLE DISPOSITIVE POWER
               REPORTING             0
                PERSON       10      SHARED DISPOSITIVE POWER
                 WITH                2,830 (See Item 5)

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON 2,830 (See Item 5)

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                          [ ]

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.026%

    14     TYPE OF REPORTING PERSON*
           OO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 781904107                  13D                      Page 5 of 22 Pages

    1      NAME OF REPORTING PERSON

           MADISON DEARBORN PARTNERS III, L.P.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [X]
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           OO, WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE

               NUMBER OF        7      SOLE VOTING POWER
                SHARES                 0
             BENEFICIALLY       8      SHARED VOTING POWER
               OWNED BY                1,037,736 (See Item 5)
                 EACH           9      SOLE DISPOSITIVE POWER
               REPORTING               0
                PERSON         10      SHARED DISPOSITIVE POWER
                 WITH                  1,037,736 (See Item 5)

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           1,037,736 (See Item 5)

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                          [ ]

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8.7%

    14     TYPE OF REPORTING PERSON*
           PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 781904107                13D                        Page 6 of 22 Pages


    1      NAME OF REPORTING PERSON

           MADISON DEARBORN PARTNERS, LLC
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [X]
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           OO, WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                  [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE

               NUMBER OF      7      SOLE VOTING POWER
                SHARES               0
             BENEFICIALLY     8      SHARED VOTING POWER
               OWNED BY              1,037,736 (See Item 5)
                 EACH         9      SOLE DISPOSITIVE POWER
               REPORTING             0
                PERSON       10      SHARED DISPOSITIVE POWER
                 WITH                1,037,736 (See Item 5)

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           1,037,736 (See Item 5)

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                 [ ]

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8.7%

    14     TYPE OF REPORTING PERSON*
           OO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 781904107               13D                         Page 7 of 22 Pages


    1      NAME OF REPORTING PERSON

           BOSTON VENTURES LIMITED PARTNERSHIP V
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [X]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           OO, WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE

               NUMBER OF      7      SOLE VOTING POWER
                SHARES               0
             BENEFICIALLY     8      SHARED VOTING POWER
               OWNED BY              691,824 (See Item 5)
                 EACH         9      SOLE DISPOSITIVE POWER
              REPORTING              0
                PERSON       10      SHARED DISPOSITIVE POWER
                 WITH                691,824 (See Item 5)

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           691,824 (See Item 5)

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                          [ ]

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.0%

    14     TYPE OF REPORTING PERSON*
           PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     781904107                13D                    Page 8 of 22 Pages


    1      NAME OF REPORTING PERSON

           BOSTON VENTURES COMPANY V, L.L.C.

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [X]
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           OO, WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           MASSACHUSETTS

               NUMBER OF                    7      SOLE VOTING POWER
                SHARES                             0
             BENEFICIALLY                   8      SHARED VOTING POWER
               OWNED BY                            691,824 (See Item 5)
                 EACH                       9      SOLE DISPOSITIVE POWER
               REPORTING                           0
                PERSON                     10      SHARED DISPOSITIVE POWER
                 WITH                              691,824 (See Item 5)

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 691,824 (See Item 5)

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                          [ ]

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.0%

    14     TYPE OF REPORTING PERSON*
           OO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  781904107                    13D                   Page 9 of 22 Pages
    1      NAME OF REPORTING PERSON

           TORONTO DOMINION INVESTMENTS, INC.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [X]
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           OO, WC

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE

               NUMBER OF     7      SOLE VOTING POWER
                SHARES              0
             BENEFICIALLY    8      SHARED VOTING POWER
               OWNED BY             345,912 (See Item 5)
                 EACH        9      SOLE DISPOSITIVE POWER
              REPORTING             0
                PERSON      10      SHARED DISPOSITIVE POWER
                 WITH               345,912 (See Item 5)

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           345,912 (See Item 5)

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                          [ ]

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.1%

    14     TYPE OF REPORTING PERSON*
           CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 781904107                   13D                    Page 10 of 22 Pages

    1      NAME OF REPORTING PERSON

           TORONTO DOMINION HOLDINGS (U.S.A.), INC.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [X]
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           WC

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE

               NUMBER OF    7      SOLE VOTING POWER
                SHARES             0
             BENEFICIALLY   8      SHARED VOTING POWER
               OWNED BY            345,912 (See Item 5)
                 EACH       9      SOLE DISPOSITIVE POWER
               REPORTING           0
                PERSON     10      SHARED DISPOSITIVE POWER
                 WITH              345,912 (See Item 5)

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           345,912 (See Item 5)

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                          [ ]

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.1%

    14     TYPE OF REPORTING PERSON*
           CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  781904107                 13D                     Page 11 of 22 Pages

    1      NAME OF REPORTING PERSON

           THE TORONTO-DOMINION BANK
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [X]
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           WC

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           ONTARIO, CANADA

               NUMBER OF     7      SOLE VOTING POWER
                SHARES              0
             BENEFICIALLY    8      SHARED VOTING POWER
               OWNED BY             345,912 (See Item 5)
                 EACH        9      SOLE DISPOSITIVE POWER
               REPORTING            0
                PERSON      10      SHARED DISPOSITIVE POWER
                 WITH               345,912 (See Item 5)

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           345,912 (See Item 5)

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                          [ ]

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.1%

    14     TYPE OF REPORTING PERSON*
           CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.           SECURITY AND ISSUER.

         This Schedule 13D Statement (this "Statement") relates to the Class A Common Stock, $.01 par value per share (the "Common Stock"), of Rural Cellular Corporation, a Minnesota corporation (the "Issuer"). Each of the persons named in Item 2 below may be deemed to be the beneficial owner of shares of Common Stock trough its ownership of the Class M Redeemable Voting Convertible Preferred Stock, $.01 par value per share (the "Preferred Stock"), of the Issuer, which is convertible into Common Stock at the option of the holder thereof at any time. The Issuer's principal executive offices are located at 3905 Dakota SW, Alexandria, Minnesota 56308. The Issuer's telephone number is
(320) 762-2000.

ITEM 2.           IDENTITY AND BACKGROUND

         This Statement is being jointly filed by each of the following persons pursuant to Rule 13d- 1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

          (i) Madison Dearborn Capital Partners III, L.P., a Delaware limited partnership ("MDCP"), by virtue of its direct beneficial ownership of 53,658.55 shares of Preferred Stock;

          (ii) Madison Dearborn Special Equity III, L.P., a Delaware limited partnership ("MDSE"), by virtue of its direct beneficial ownership of 1,191.45 shares of Preferred Stock;

         (iii) Special Advisors Fund I, LLC, a Delaware limited liability company ("SAF"), by virtue of its direct beneficial ownership of 150 shares of Preferred Stock;

          (iv) Madison Dearborn Partners III, L.P., a Delaware limited partnership ("MDP III"), by virtue of it being the sole general partner of MDCP, MDSE, and SAF;

          (v) Madison Dearborn Partners, LLC, a Delaware limited liability company ("MDP"), by virtue of it being the sole general partner of MDP III. Dispositive and voting powers of securities owned by MDP III is shared by MDP and an advisory committee of limited partners of MDP (the "LP Committee");

          (vi) Boston Ventures Limited Partnership V, a Delaware limited partnership ("BV V"), by virtue of its direct beneficial ownership of 36,666.67 shares of Preferred Stock;

         (vii) Boston Ventures Company V, L.L.C., a Delaware limited liability company ("BVC"), by virtue of it being the sole general partner of BV V;

        (viii) Toronto Dominion Investments, Inc., a Delaware corporation ("TD"), by virtue of its direct beneficial ownership of 18,333.33 shares of Preferred Stock;

          (ix) Toronto Dominion Holdings (U.S.A.), Inc., a Delaware corporation ("TD Holdings"), by virtue of it being the sole owner of TD; and

          (x) The Toronto Dominion Bank, chartered in Ontario, Canada ("TD Bank"), by virtue of it being the ultimate parent company of TD and the sole owner of TD Holdings.

         MDCP, MDSE and SAF are collectively referred to herein as the "MDP Investors." The MDP Investors, BV V and TD are collectively referred to herein as the "Investors." TD, TD Holdings and TD Bank are collectively referred to herein as the "TD Reporting Persons." BV V and BVC are collectively referred to herein as the "BV Reporting Persons." The MDP Investors, MDP III and MDP are collectively referred to herein as the "MDP Reporting Persons." The BV Reporting Persons, the MDP Reporting Persons and the TD Reporting Persons are collectively referred to herein as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Statement as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

         Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.


                               Page 12 of 22 Pages

         The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

         Each of the MDP Investors is principally engaged in the business of investing in securities. MDP III is engaged primarily in the business of serving as the general partner for MDCP, MDSE and SAF. MDP is engaged primarily in the business of serving as the general partner for MDP III.

         Attached as SCHEDULE A to this Statement is information concerning the MDP Reporting Persons and other persons to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

         The address of the principal business of the MDP Reporting Persons is Three First National Plaza, Suite 3800, Chicago, Illinois 60602.

         BV V is principally engaged in the business of investing in securities. BVC is engaged primarily in the business of serving as the general partner for BV V.

         Attached as SCHEDULE B to this Statement is information concerning the BV Reporting Persons and other persons to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

         The address of the principal business of the BV Reporting Persons is One Federal Street, Boston, Massachusetts 02110.

         TD is principally engaged in the business of investing in securities. TD Holdings is principally engaged in the business of being a holding company and is the sole owner of its subsidiary, TD. TD Bank is principally engaged in the financial services business and is the sole owner of TD Holdings and the ultimate parent company of its indirect wholly-owned subsidiary, TD.

         Attached as SCHEDULE C to this Statement is information concerning the TD Reporting Persons and other persons to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

         The address of the principal business of TD and TD Holdings is 909 Fannin, Suite 1700, Houston, Texas 77010. The address of the principal business of TD Bank is TD Tower, 12th Floor, 55 King Street West, PO Box 1, Toronto, Ontario, Canada M5K1A2.

         During the last five years, none of the Reporting Persons or their executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, none of the Reporting Persons or their executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to a Preferred Stock Purchase Agreement (the "Purchase Agreement"), dated as of April 3, 2000, between the Issuer and the Investors, the Investors acquired an aggregate of 110,000 shares of Preferred Stock for an aggregate purchase price of $110,000,000. The Investors' sources of funds were capital contributions from the partners of the Investors and working capital.

ITEM 4.           PURPOSE OF TRANSACTION.

         The Investors have acquired the shares of Preferred Stock for investment purposes. Depending on market considerations and other factors (including, but not limited to, the evaluation of the Issuer's business and prospects, the availability of funds and general economic conditions), the Investors may, from time to time, purchase additional shares of Common Stock or dispose of all or a portion of their investments in the Issuer, subject to the terms of the agreements listed below in this Item 4.


                              Page 13 of 22 Pages

         A copy of the Purchase Agreement is attached hereto as EXHIBIT 2 and incorporated by reference herein; a copy of the Certificate of Designation for the Series A Preferred Stock (the "Certificate of Designation") is attached hereto as EXHIBIT 3 and incorporated by reference herein; and a copy of the Registration Agreement for the Preferred Stock is attached hereto as EXHIBIT 4 and incorporated by reference herein. Set forth below is a summary of the material terms of the above agreements.

         The following summaries are qualified in their entirety by reference to the detailed provisions of the Purchase Agreement, Certificate of Designation and Registration Agreement.

PURCHASE AGREEMENT

         The Investors purchased an aggregate of 110,000 shares of Preferred Stock for $1,000 per share, or an aggregate purchase price of $110,000,000. The Purchase Agreement contains customary representations and warranties for an agreement of this type and certain indemnification provisions. The Purchase Agreement also provides that the Investors may transfer the Preferred Stock and Common Stock issuable upon conversion thereof only in limited circumstances, including (i) to the Issuer or a purchaser approved by the Issuer, (ii) to an affiliate, (iii) pursuant to a merger or plan of liquidation of the Issuer, (iv) in response to an offer to purchase voting securities which is made by the Issuer or any third party not opposed by the Issuer's board of directors, (v) pursuant to an open- market sale under Rule 144 of the Commission (or any similar rule or rules then in force) if such rule is available, (vi) pursuant to a public offering registered under the Securities Act of 1933, as amended, and
(vii) by way of an in-kind distribution by an investment fund to its partners or members in connection with a distribution of freely tradeable securities. The Purchase Agreement also bars the Investors from acquiring additional securities of the Issuer without the Issuer's consent.

         The Purchase Agreement also entitles the MDP Investors and BV V each to designate one representative to serve on the Issuer's board of directors so long as they hold at least half of the Preferred Stock and Common Stock issuable upon conversion of the Preferred Stock purchased pursuant to the Purchase Agreement by the MDP Investors. So long as any Preferred Stock remains outstanding, the Preferred Stock may elect the directors so designated by a class vote. After no Preferred Stock remains outstanding, the Issuer is generally obligated to nominate the designees for election to its Board of Directors. The Investors agree, so long as any Preferred Stock remains outstanding, to vote their Preferred Stock in favor of electing the directors designated by the MDP Investors and BV V pursuant to the Purchase Agreement.

CERTIFICATE OF DESIGNATION

DIVIDENDS. Pursuant to the Certificate of Designation, the holders of Preferred Stock are entitled to cumulative preferential dividends. In addition to the preferential dividends, holders of Preferred Stock shall share pro rata with holders of Common Stock, on the basis of the number of Common Stock which each holder of Preferred Stock would be entitled to receive upon conversion of the holder's Preferred Stock into Common Stock as of the record date for the dividend or distribution in all other dividends and distributions.

LIQUIDATION. The Certificate of Designation provides that, upon any liquidation, dissolution or winding up of the Issuer, each holder of Preferred Stock shall be entitled to be paid, before any distribution or payment is made to any holders of Common Stock, an amount in cash equal to (i) the sum of $1,000 per share plus accumulated preferential dividends plus accrued and unpaid dividends not yet accumulated or (ii) the amount that would be payable to the holder of Preferred Stock if the Preferred Stock were converted into Common Stock immediately prior to the liquidation.

VOTING RIGHTS. The Certificate of Designation provides that the holders of Preferred Stock shall be entitled to vote with holders of Common Stock as a single class on each matter submitted to a vote of the Issuer's stockholders. Each share of Preferred Stock shall have a number of votes equal to the number of shares of Common Stock into which the Preferred Stock is convertible. Furthermore, so long as any Preferred Stock remains outstanding, the holder of the Preferred Stock shall be entitled, voting as a separate class, to elect two directors to the Issuer's board of directors. The voting rights of the Investors are further enumerated in the Purchase Agreement. Pursuant to the terms of the Purchase Agreement, and until the first regular or special meeting of the shareholders at which the Investors may elect directors pursuant to the Certificate of Designation, on April 4, 2000, Paul J. Finnegan was appointed to the Issuer's board of directors as the representative for the MDP Investors, and John Hunt was appointed to the Issuer's board of directors as the representative for BV V.


                               Page 14 of 22 Pages

CONVERSION. At any time, a holder of Preferred Stock may convert all or a portion of its shares of Preferred Stock into a number of shares of Common Stock by dividing (a) the aggregate liquidation value (defined as the sum of (i) $1,000 plus (ii) all accumulated preferential dividends on such share plus (iii) all accrued and unpaid dividends on such share which have not yet been accumulated) of the shares to be converted, by (b) an initial conversion price of $53.00, which is subject to adjustment from time to time pursuant to the specific terms of the Certificate of Designation.

REGISTRATION AGREEMENT

         In connection with the acquisition of the Preferred Stock, the Investors were granted certain registration rights with respect to the shares of Preferred Stock pursuant to the Registration Agreement. The Registration Agreement provides the Investors with the right to require the Issuer to (i) subject to certain limitations, effect registrations of the Common Stock issuable upon conversion of the Preferred Stock under applicable United States federal securities laws upon demand by the Investors, three of which may consist of long-form registration statements under the Securities Act of 1933 (the "ACT"), and (ii) include, subject to certain limitations, at the request of the Investors, the Common Stock issuable upon conversion of the Preferred Stock in any registration of shares of Common Stock initiated by the issuer. The Issuer and the Investors also have agreed not to sell any of their shares of Common Stock during a limited period before and after certain registered offerings of shares of Common Stock.

         Except as described in the Purchase Agreement, Certificate of Designation or Registration Agreement and otherwise set forth in this Statement and/or the underlying Common Stock, none of the Reporting Persons or any person/individual otherwise identified in Item 2 has any present plans or proposals which relate to or would result in the following: (a) the acquisition of any additional securities of the Issuer, or the disposition of any securities of the Issuer; (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or its subsidiaries; (d) any material change in the present board of directors or management of the Issuer, (e) any material change in the present capitalization of or dividend policy of the Issuer; (f) any material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;
(h) the termination of the Issuer's registration to be quoted on the NASDAQ National Market; (i) the termination of the Issuer's registration under the Exchange Act; or (j) any action similar to any of those enumerated above. Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any of such actions as any of them may deem necessary or appropriate in the future.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         As of the date hereof, each share of Preferred Stock is convertible into 18.87 shares of Common Stock.

         As of the date hereof, by virtue of its beneficial ownership of 53,658.55 shares of Preferred Stock, MDCP beneficially owns 1,012,426 shares of Common Stock. Such 53,658.55 shares of Preferred Stock (assuming conversion of all such 53,658.55 shares of Preferred Stock into Common Stock) represent approximately 8.5% of the total number of outstanding shares of Common Stock as represented by the Issuer in the Purchase Agreement. MDCP has sole voting and sole dispositive power with respect to such shares.

         As of the date hereof, by virtue of its beneficial ownership of 1,191.45 shares of Preferred Stock, MDSE beneficially owns 22,480 shares of Common Stock. Such 1,191.45 shares of Preferred Stock (assuming conversion of all such 1,191.45 shares of Preferred Stock into Common Stock) represent approximately 0.21% of the total number of outstanding shares of Common Stock as represented by the Issuer in the Purchase Agreement. MDSE has sole voting and sole dispositive power with respect to such shares.

         As of the date hereof, by virtue of its beneficial ownership of 150 shares of Preferred Stock, SAF beneficially owns 2,830 shares of Common Stock. Such 150 shares of Preferred Stock (assuming conversion of all such 150 shares of Preferred Stock into Common Stock) represent approximately 0.026% of the total number of outstanding shares of Common Stock as represented by the Issuer in the Purchase Agreement. SAF has sole voting and sole dispositive power with respect to such shares.

         MDP III, as the sole general partner of MDCP, MDSE and SAF, may be deemed to share voting and dispositive power with respect to 1,037,736 shares of Common Stock currently held by


                              Page 15 of 22 Pages

MDCP, MDSE and SAF (assuming conversion of all of the shares of Preferred Stock held by MDCP, MDSE and SAF into Common Stock), which represents approximately 8.7% of the total number of outstanding shares of Common Stock as represented by the Issuer in the Purchase Agreement. The filing of this Statement by MDP III shall not be construed as an admission that MDP III is, for the purpose of
Section 13(d) of the Exchange Act, the beneficial owner of such shares held by MDCP, MDSE and SAF.

         MDP, as the sole general partner of MDP III, may be deemed to share voting and dispositive power with respect to 1,037,736 shares of Common Stock currently held by MDCF, MDSE and SAF (assuming conversion of all of the shares of Preferred Stock held by MDCF, MDSE and SAF into Common Stock), which represents approximately 8.7% of the total number of outstanding shares of Common Stock as represented by the Issuer in the Purchase Agreement. The filing of this Statement by MDP shall not be construed as an admission that MDP is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by MDCF, MDSE and SAF.

         As of the date hereof, by virtue of its beneficial ownership of 36,666.67 shares of Preferred Stock, BV V beneficially owns 691,824 shares of Common Stock. Such 36,666.67 shares of Preferred Stock (assuming conversion of all such 36,666.67 shares of Preferred Stock into Common Stock) represent approximately 6.0% of the total number of outstanding shares of Common Stock as represented by the Issuer in the Purchase Agreement. BV V has sole voting and sole dispositive power with respect to such shares.

         BVC, as the sole general partner of BV V, may be deemed to share voting and dispositive power with respect to 691,824 shares of Common Stock currently held by BV V (assuming conversion of all of the shares of Preferred Stock held by BV V into Common Stock), which represents approximately 6.0% of the total number of outstanding shares of Common Stock as represented by the Issuer in the Purchase Agreement. The filing of this Statement by BVC shall not be construed as an admission that BVC is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by BV V.

         As of the date hereof, by virtue of its beneficial ownership of 18,333.33 shares of Preferred Stock, TD beneficially owns 345,912 shares of Common Stock. Such 18,333.33 shares of Preferred Stock (assuming conversion of all such 18,333.33 shares of Preferred Stock into Common Stock) represent approximately 3.1% of the total number of outstanding shares of Common Stock as represented by the Issuer in the Purchase Agreement. TD has sole voting and sole dispositive power with respect to such shares.

         TD Holdings, as the sole owner of TD, may be deemed to share voting and dispositive power with respect to 345,912 shares of Common Stock currently held by TD (assuming conversion of all of the shares of Preferred Stock held by TD into Common Stock), which represents approximately 3.1% of the total number of outstanding shares of Common Stock as represented by the Issuer in the Purchase Agreement. The filing of this Statement by TD Holdings shall not be construed as an admission that TD Holdings is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by TD.

         TD Bank, as the ultimate controlling parent company of TD, may be deemed to share voting and dispositive power with respect to 345,912 shares of Common Stock currently held by TD (assuming conversion of all of the shares of Preferred Stock held by TD into Common Stock), which represents approximately 3.1% of the total number of outstanding shares of Common Stock as represented by the Issuer in the Purchase Agreement. The filing of this Statement by TD Bank shall not be construed as an admission that TD Bank is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by TD.

         The Investors have agreed to vote their shares of Preferred Stock for the election of the directors designated by the MDP Investors and BV V in accordance with the terms of the Purchase Agreement, as described more fully in
Item 4 above. As a result of the voting agreement contained in the Purchase Agreement, the Investors may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Exchange Act. Accordingly, by virtue of their beneficial ownership of 110,000 shares of Preferred Stock, the Investors beneficially own 2,075,472 shares of Common Stock. Such 110,000 shares of Preferred Stock (assuming conversion of all such 110,000 shares of Preferred Stock into Common Stock) represent approximately 16.0% of the total number of outstanding shares of Common Stock as represented by the Issuer in the Purchase Agreement. The filing of this Statement by the Investors shall not be construed as an admission that the Investors are, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of the shares held by the Investors.


                               Page 16 of 22 Pages

         Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this statement for the purpose of
Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reference is made to the responses to Items 2, 3, 4 and 5 of this Statement which is incorporated by reference in response to this Item.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1.  Joint Filing Agreement

                  2. Preferred Stock Purchase Agreement, dated April 3, 2000, by and among the Issuer, MDCP, MDSE, SAF,
                      BV V and TD.

                  3.  Certificate of Designation relating to the Preferred
                      Stock.

                  4. Registration Agreement, dated April 3, 2000, by and among the Issuer and the Investors.


                               Page 17 of 22 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   April 12, 2000       MADISON DEARBORN CAPITAL

                             PARTNERS III, L.P.

                                      By Madison Dearborn Partners III, L.P.,
                                      its General Partner

                                      By Madison Dearborn Partners, LLC,
                                      its General Partner


                                      By:           /s/
                                         ---------------------------------------
                                         Paul J. Finnegan, its Managing Director


Date:   April 12, 2000       MADISON DEARBORN SPECIAL

                             EQUITY III, L.P.

                                      By Madison Dearborn Partners III, L.P.,
                                      its General Partner

                                      By Madison Dearborn Partners, LLC,
                                      its General Partner


                                      By:           /s/
                                         ---------------------------------------
                                         Paul J. Finnegan, its Managing Director


Date:   April 12, 2000       SPECIAL ADVISORS FUND I, LLC

                                      By Madison Dearborn Partners III, L.P.,
                                      its Manager

                                      By Madison Dearborn Partners, LLC,
                                      its General Partner


                                      By:             /s/
                                         ---------------------------------------
                                         Paul J. Finnegan, its Managing Director


Date:   April 12, 2000       MADISON DEARBORN PARTNERS III, L.P.

                                      By Madison Dearborn Partners, LLC,
                                      its General Partner

                                      By:             /s/
                                         ---------------------------------------
                                         Paul J. Finnegan, its Managing Director


Date:   April 12, 2000       MADISON DEARBORN PARTNERS, LLC


                                      By:             /s/
                                         ---------------------------------------
                                         Paul J. Finnegan, its Managing Director


                               Page 18 of 22 Pages

Date:   April 12, 2000       BOSTON VENTURES LIMITED PARTNERSHIP V


                                      By Boston Ventures Company V, L.L.C.,
                                      its General Partner


                                      By:             /s/
                                         ---------------------------------------
                                         Anthony J. Bolland, its Managing
                                         Director


Date:   April 12, 2000       BOSTON VENTURES COMPANY V, L.L.C.


                                      By:             /s/
                                         ---------------------------------------
                                         Anthony J. Bolland, its Managing
                                         Director


Date:   April 12, 2000       TORONTO DOMINION INVESTMENTS, INC.


                                      By:             /s/
                                         ---------------------------------------
                                         Martha L. Gariepy, its Vice President


Date:   April 12, 2000       TORONTO DOMINION HOLDINGS (U.S.A.), INC.


                                      By:             /s/
                                         ---------------------------------------
                                         Nancy J. Haraf, its President


Date:   April 12, 2000       THE TORONTO-DOMINION BANK


                                      By:             /s/
                                         ---------------------------------------
                                         Carole A. Clause, its Vice President
                                         & Director


                               Page 19 of 22 Pages

                                   SCHEDULE A

         Madison Dearborn Partners III, L.P. ("MDP III") is the sole general partner of Madison Dearborn Capital Partners III, L.P., Madison Dearborn Special Equity III, L.P. and Special Advisors Fund I LLC, L.P. Madison Dearborn Partners, LLC ("MDP") is the sole general partner of MDP III. The directors and executive officers of MDP are as follows: John A. Canning, Jr. (Director, executive officer and President); Paul J. Finnegan (Managing Director); William
J. Hunckler, III (Managing Director); Samuel M. Mencoff (Managing Director); Paul R. Wood (Managing Director); Justin S. Huscher (Managing Director); Benjamin D. Chereskin (Managing Director); Thomas R. Reusche (Managing Director); James N. Perry, Jr. (Managing Director); Nicholas W. Alexos (Managing Director); Timothy P. Sullivan (Managing Director); Gary J. Little (Managing Director); David F. Mosher (Managing Director); and Robin P. Selati (Managing Director). The address of the principal business of all directors and officers is Three First National Plaza, Suite 3800, Chicago, Illinois 60602. All directors and executive officers are United States citizens. The Managing Directors of MDP all serve on the LP Committee.


                               Page 20 of 22 Pages

                                   SCHEDULE B

         Boston Ventures Company V, L.L.C. ("BVC") is the sole general partner of Boston Ventures Limited Partnership V. The directors of BVC are as follows:
Richard C. Wallace (Managing Director); Roy F. Coppedge III (Managing Director); Barbara M. Ginader (Managing Director); James M. Wilson (Managing Director); Anthony J. Bolland (Managing Director); and Martha H.W. Crowninshield (Managing Director). The address of the principal business of the directors is One Federal Street, Boston, Massachusetts 02110. James M. Wilson and Anthony J. Bolland are citizens of the United Kingdom; the rest of the Managing Directors are United States citizens.


                               Page 21 of 22 Pages

                                   SCHEDULE C

         Toronto Dominion Investments, Inc. ("TD") is a wholly-owned subsidiary of Toronto Dominion Holdings (U.S.A.), Inc. ("TD Holdings"). TD Holdings is a wholly-owned subsidiary of The Toronto-Dominion Bank ("TD Bank"). The directors and executive officers of TD are Stephen H. Fryer (Director and Executive Officer), Carole A. Clause (Director and Executive Officer), Victor J. Huebner (Director and Executive Officer), Warren R. Finlay (Director and Executive Officer), Martha L. Gariepy (Director and Executive Officer), Marc H. Michel (Executive Officer), Sofia Gonzalez (Executive Officer), Chris D. Landherr (Executive Officer), Mark C. Healy (Director), Thomas R. Spencer (Director), Idon B. Biron (Director) and Robert F. MacLellan (Director). All are American citizens except Warren R. Finlay, Victor J. Huebner, Thomas R. Spencer, Idon B. Biron and Robert F. MacLellan who are Canadian citizens. The principal business address of the directors and executive officers of TD is 909 Fannin, Suite 1700, Houston, Texas 77010. The directors and executive officers of TD Holdings are Carole A. Clause (Director and Executive Officer), Nancy J. Haraf (Director and Executive Officer), Warren R. Finlay (Executive Officer), Chris D. Landherr (Executive Officer), Thomas R. Spencer (Director), Victor J. Huebner (Director) and John R. Geresi (Director). All are United States citizens with the exception of Warren R. Finlay, Thomas R. Spencer and Victor J. Huebner, who are Canadian citizens. The directors and executive officers of TD Bank are M. Norman Anderson (Director), T. Christian Armstrong (Executive Officer), A. Charles Baillie (Director and Executive Officer), Allen Bell (Executive Officer), G. Montegu Black (Director), Jeffrey R. Carney (Executive Officer), W. Edmund Clark (Executive Officer), Eleanor R. Clitheroe (Director), Marshall A. Cohen, Q.C. (Director), Heather E. Conway (Executive Officer), Wendy K. Dobson (Director),
T. Bernard Dorval (Executive Officer), Michael A. Foulkes (Executive Officer),
J. Duncan Gibson (Executive Officer), Robert P. Kelly (Executive Officer), Henry
H. Ketcham (Director), Pierre H. Lessard (Director), J. David Livingston (Executive Officer), Robert F. MacLellan (Executive Officer), Brian F. MacNeill (Director), Daniel A. Marinangell (Executive Officer), Stephen D. McDonald (Executive Officer), Chris A. Montague (Executive Officer), Michael P. Mueller (Executive Officer), Frank J. Petrilli (Executive Officer), Rober Phillips (Director), Edward S. Rogers (Director), Helen K. Sinclair (Director), Donald R. Sobey (Director), Michael D. Sopko (Director), Thomas R. Spencer (Executive Officer), Fredric J. Tomczyk (Executive Officer), John M. Thompson (Director), Richard M. Thomson (Director), Diane E. Walker (Executive Officer), George W. Watson (Director), Michael D. Woeller (Executive Officer) and Donald A. Wright (Executive Officer). All are Canadian citizens except for M. Norman Anderson who is a dual citizen of the United States and Canada and T. Christian Armstrong, Henry H. Ketcham, and Frank J. Petrilli who are United States citizens. The principal business address of the directors and executive officers of TD Bank is TD Tower, 12th Floor, 55 King Street West,PO Box 1, Toronto, Ontario, Canada M5K1A2.


                               Page 22 of 22 Pages